INVEST IN **PDX FC**

Own part of a rapidly growing American soccer team



PDX
FOOTBALL CLUB

pdxfc.com Portland OR

Entertainment | Community | Events | Social Impact | Sports

LEAD INVESTOR

Ryan Townsend Account Executive, Softengine

I am investing in PDX FC because I believe in the purpose of the team and local community that they are building! PDX FC is changing the local sports landscape and giving back to the community while advancing the game of soccer. There is a ton of untapped potential in our local market and we are very excited to see where PDX FC lands and how large of an impact we will make both on and off the pitch. The supporting members of the club are lifelong local residents that believe in the vision and have the talent to lift

Highlights

1. Become part of a unique group of owners creating a new community based soccer model.
2. Room for growth within the US Soccer Pyramid. Help us go professional!
3. Actual ownership rights that come with investor updates and special owner perks.
4. If the club makes money, you make money. Receive actual dividends!
5. You want to have fun supporting YOUR club!

4. If the club makes money, you make money. Receive actual dividends!
5. You want to have fun supporting YOUR club!

6. We are based in Portland, Oregon, AKA "Soccer City USA!"

Our Team



Lucas Babson Co Founder & Technical Director

UEFA licensed coach

> USA men's soccer failed to qualify for the 2018 World Cup! This is an enormous failure. It is time to be bold in the ways that we approach soccer development in the future!



Sonimi Halliday 1st Team Associate Head Coach



Current high school science teacher. Former D1 soccer player at Rider University and former PDX FC player.



Max Babson Co Founder

Current teacher. Former production with BeIn Sports, Pac12 Network

SEE MORE

The Story of PDX FC


BRIDGETOWN
ELECTRIC

PDX FC Starting 11 - 2019

PDX FC was founded with humble roots by Luke and Max Babson, brothers from Portland, OR. The club joined the NPSL, considered the 4th tier within the US Soccer pyramid, in the spring of 2017.

PDX FC was founded on the premise of providing elite playing opportunities for Portland's top aspiring players. The club is a celebration of the beautiful game and will add another chapter to our cities' rich history and reputation as Soccer City USA.


SONIMI
HALLIDAY
PDX FOOTBALL CLUB



The dream comes alive!

In our first year of existence PDX FC landed legendary Danish sportswear company, Hummel, as our official uniform and apparel supplier. In 2019, our black Hummel jerseys sold out, having orders from across the USA and Europe.



Whats next?

In 2020 and beyond, PDX FC aims to grow our footprint. Becoming a true supporter owned club will create an atmosphere that is very unique to the US sporting landscape. Our aim is to not be a club ran by a small group of owners, but rather a club that is ran by and for the people!



PDX FC supporters - 2018

Join PDX FC as an investor and you will be treated as part of the team! Not only will investors receive voting rights on important club matters & special swag, but you will own real equity in the club!


TIMELINE


PDX FC joins NPSL
Introduces Community Ownership Model
2015
2020
2025
Wins 1st NPSL Match 3-1, vs. OSA FC
Goes Pro and joins NISA!
PDX
FOOTBALL CLUB

*These are forward looking projections that cannot be guaranteed

In 2020, the club won our 1st trophy as we took home the Oregon Open Cup, with a 3-2 victory in the championship match over USL League 2 side, Oregon Valley Alliance. Up next we look to make an impact in the US Open Cup!



2020 Oregon Open Cup Champions

With a successful WeFunder campaign, PDX FC will grow our club's support and profile within the US Soccer Landscape. We believe the opportunities for growth are endless and the time is now to create something truly unique. Come join our team!


USE OF FUNDS
$50,000 Raise
7.5%
WeFunder Fees
24%
League Dues
68.5%
Team Operations
$240,000 Raise
36.5%
Club Staff
50%
Team Operations
7.5%
WeFunder Fees
6%
League Dues